UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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INFINERA CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Michael P. Post	(408) 572-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

Infinera Corporation (the “Company”) is a global supplier of networking solutions comprised of networking equipment, software and services. The Company’s portfolio of solutions includes optical transport platforms, converged packet-optical transport platforms, optical line systems and disaggregated router platforms, as well as software-defined networking, network management and routing software. The Company’s customers include telecommunications service providers, Internet content providers, cable providers, wholesale carriers, research and education institutions, large enterprises and government entities.

The Company’s networking solutions enable its customers to deliver business and consumer communications services. In addition, the Company’s comprehensive portfolio of networking solutions enable its customers to scale their transport networks as end-user services and applications demand for network bandwidth continues to grow. These end-user services and applications include, but are not limited to, high-speed Internet access, business Ethernet services, 4G/5G mobile broadband, cable high-speed Internet distribution, cloud-based services, high-definition video streaming services, virtual and augmented reality and the Internet of Things (“IoT”).
The Company’s products for the reporting period covered by this Form SD include the (i) DTN-X family of platforms; (ii) XTM series; and (iii) Cloud Xpress platform. These platforms connect to one another using an optical “line system” or the Infinera FlexILS. The foregoing platforms and the line system are collectively referred to herein as the “Covered Products.”
The Company's Conflict Minerals Policy is available on its website at http://www.infinera.com/company/social-responsibility/conflict-minerals/ on the Corporate Social Responsibility webpage. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2018 to December 31, 2018, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.infinera.com.
Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the period January 1 to December 31, 2018 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INFINERA CORPORATION
(Registrant)
By:	/s/ BRAD D. FELLER	May 31, 2019
	Brad D. Feller	(Date)
Chief Financial Officer